UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Aratana Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03874P 10 1

(CUSIP Number)

Ansbert Gadicke

MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. MPM BioVentures V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,057,125
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,057,125
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,057,125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.0%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by MPM BioVentures V, L.P. (“BV V”), MPM Asset Management Investors BV5 LLC (“AM LLC”), MPM BioVentures V GP LLC (“BV V GP”), MPM BioVentures V LLC (“BV V LLC”), MPM Capital LLC (“MPM Capital”), Medical Portfolio Management LLC (“Med Portfolio”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley, James Paul Scopa and Vaughn Kailian (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The Listed Persons are members of BV V LLC and AM LLC. Ansbert Gadicke and Luke Evnin are members of Med Portfolio. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 34,909,737 shares of Aratana Therapeutics, Inc.’s (the “Issuer”) common stock, par value $0.001 per share (the “Common Stock”) outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2015.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. MPM Asset Management Investors BV5 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 41,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 41,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 34,909,737 shares of the Issuer’s common stock outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2015.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. MPM BioVentures V GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,057,125(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,057,125(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,057,125(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Represents shares of Common Stock held by BV V. BV V GP and BV V LLC are the direct and indirect general partners of BV V.
(3)	This percentage is calculated based upon 34,909,737 shares of the Issuer’s common stock outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2015.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. MPM BioVentures V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,098,281(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,098,281(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,098,281(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.2%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,057,125 shares of Common Stock held by BV V and 41,156 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC.
(3)	This percentage is calculated based upon 34,909,737 shares of the Issuer’s common stock outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2015.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. MPM Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 19,594
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,594
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,594
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 34,909,737 shares of the Issuer’s common stock outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2015.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. Medical Portfolio Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,594(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,594(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,594(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Shares held by MPM Capital, of which the Reporting Person is the managing member.
(3)	This percentage is calculated based upon 34,909,737 shares of the Issuer’s common stock outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2015.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,117,875(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,117,875(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,875(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.2%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,057,125 shares of Common Stock held by BV V, 41,156 shares of Common Stock held by AM LLC and 19,594 shares of Common Stock held by MPM Capital. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. Med Portfolio is the managing member of MPM Capital. The Reporting Person is a member of BV V LLC and Med Portfolio.
(3)	This percentage is calculated based upon 34,909,737 shares of the Issuer’s common stock outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2015.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 38,386
	8.	Shared Voting Power 1,117,875(2)
	9.	Sole Dispositive Power 38,386
	10.	Shared Dispositive Power 1,117,875(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,156,261(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.3%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,057,125 shares of Common Stock held by BV V, 41,156 shares of Common Stock held by AM LLC and 19,594 shares of Common Stock held by MPM Capital. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. Med Portfolio is the managing member of MPM Capital. The Reporting Person is a member of BV V LLC and Med Portfolio.
(3)	This percentage is calculated based upon 34,909,737 shares of the Issuer’s common stock outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2015.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,098,281(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,098,281(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,098,281(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.1%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,057,125 shares of Common Stock held by BV V and 41,156 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(3)	This percentage is calculated based upon 34,909,737 shares of the Issuer’s common stock outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2015.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. James Paul Scopa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,767
	8.	Shared Voting Power 1,098,261(2)
	9.	Sole Dispositive Power 7,767
	10.	Shared Dispositive Power 1,098,261(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,048(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.2%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,057,125 shares of Common Stock held by BV V and 41,156 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(3)	This percentage is calculated based upon 34,909,737 shares of the Issuer’s common stock outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2015.

CUSIP No. 03874P 10 1

1.	Name of Reporting Persons. Vaughn M. Kailian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,098,281(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,098,281(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,098,281(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.1%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Amendment No. 3 to the statement on Schedule 13D is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,057,144 shares of Common Stock held by BV V and 3,368 shares of Common Stock held by AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC. The Reporting Person is a member of BV V LLC.
(3)	This percentage is calculated based upon 34,909,737 shares of the Issuer’s common stock outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2015.

Explanatory Note:

This Amendment No. 3 (the “Amendment”) to the statement on Schedule 13D is being filed by the Filing Persons (as defined below) and amends the Schedule 13D filed with the Commission on August 7, 2013 as amended by Amendment No.1 filed March 13, 2014 and Amendment No. 2 filed April 20, 2014 (as amended, the “Original Schedule 13D”), and relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Aratana Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Filing Persons to report the open market sales of shares of the Issuer’s Common Stock by certain Filing Persons.

Items 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The MPM Entities sold an aggregate of 1,000,970 shares of the Issuer’s Common Stock in open market transactions from July 2, 2015 through July 15, 2015 for aggregate proceeds of $16,193,095.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of July 15, 2015:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV V	1,057,125	1,057,125	0	1,057,125	0	1,057,125	3.0%
AM LLC	41,156	41,156	0	41,156	0	41,156	0.1%
MPM Capital	19,594	19,594	0	19,594	0	19,594	0.1%
BV V GP(2)	0	0	1,057,125	0	1,057,125	1,057,125	3.2%
BV V LLC(3)	0	0	1,098,281	0	1,098,281	1,098,281	3.0%
Med Portfolio(4)	0	0	41,156	0	41,156	41,156	0.1%
Ansbert Gadicke(5)	0	0	1,117,875	0	1,117,875	1,117,875	3.2%
Luke Evnin(5)	38,386	38,386	1,117,875	38,386	1,117,875	1,156,261	3.3%
Todd Foley(6)	0	0	1,098,281	0	1,098,281	1,098,281	3.1%
James Paul Scopa(6)	7,767	7,767	1,098,281	7,767	1,098,281	1,106,048	3.2%
Vaughn Kailian(6)	0	0	1,098,281	0	1,098,281	1,098,281	3.1%

(1)	This percentage is calculated based upon 34,909,737 shares of the Issuer’s common stock outstanding on May 4, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2015.
(2)	Includes securities held by BV V. BV V GP and BV V LLC are the direct and indirect general partners of BV V.
(3)	Includes securities held by BV V and AM LLC. BV V GP and BV V LLC are the direct and indirect general partners of BV V and BV V LLC is the manager of AM LLC.
(4)	Securities held by MPM Capital, of which the Reporting Person is the managing member.
(5)	Includes securities held by BV V, AM LLC and MPM Capital. Med Portfolio is the managing member of MPM Capital. The Reporting Person is a member of BV V LLC and Med Portfolio.
(6)	Includes securities held by BV V and AM LLC. The Reporting Person is a member of BV V LLC.

(c) The Reporting Persons sold the following shares of Common Stock in the open market in the sixty days preceding the date of this filing:

Date of Sale	Sold by BV V	Sold By AM LLC	Sold By MPM Capital	Price Per Share
7/2/2015	94,567	3,681	1,752	$14.09
7/6/2015	189,134	7,362	3,504	$14.15
7/14/2015	917	36	17	$17.99
7/15/2015	661,990	25,760	12,250	$17.05

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

(d) Not applicable.

(e) On July 15, 2015, the Reporting Persons ceased to be beneficial owners of more than 5% of the issued and outstanding Common Stock of the Company. The reporting obligations of the Reporting Persons with respect to the Common Stock pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

Item 7. Material to Be Filed as Exhibits

A. Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2015

MPM BIOVENTURES V GP LLC

By: MPM BioVentures V LLC,
its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MPM BIOVENTURES V LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MPM BIOVENTURES V, L.P.

By:	MPM BioVentures V GP LLC, its General Partner

By:	MPM BioVentures V LLC, its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MPM ASSET MANAGEMENT INVESTORS BV5 LLC

By:	MPM BioVentures V LLC
Its: Manager

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MPM CAPITAL LLC

By: Medical Portfolio Management LLC,
its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MEDICAL PORTFOLIO MANAGEMENT LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

By:	/s/ Luke Evnin
Name:	Luke Evnin

By:	/s/ Todd Foley
Name:	Todd Foley

By:	/s/ James Paul Scopa
Name:	James Paul Scopa

By:	/s/ Vaughn M. Kailian
Name:	Vaughn M. Kailian

Schedule I

General Partners/Members

Ansbert Gadicke

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the managing member of the general partner of MPM BioVentures V, L.P. and member of the manager of MPM Asset Management Investors BV5 LLC.

Citizenship: USA

Luke Evnin

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the managing member of the general partner of MPM BioVentures V, L.P. and member of the manager of MPM Asset Management Investors BV5 LLC.

Citizenship: USA

Todd Foley

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the managing member of the general partner of MPM BioVentures V, L.P. and member of the manager of MPM Asset Management Investors BV5 LLC.

Citizenship: USA

James Paul Scopa

c/o MPM Asset Management

601 Gateway Blvd. Suite 350

S. San Francisco, CA 94080

Principal Occupation: Member of the managing member of the general partner of MPM BioVentures V, L.P. and member of the manager of MPM Asset Management Investors BV5 LLC.

Citizenship: USA

Vaughn M. Kailian

c/o MPM Asset Management

The John Hancock Tower

200 Clarendon Street, 54th Floor

Boston, MA 02116

Principal Occupation: Member of the managing member of the general partner of MPM BioVentures V, L.P. and member of the manager of MPM Asset Management Investors BV5 LLC.

Citizenship: USA

Exhibit Index

A. Agreement regarding filing of joint Schedule 13D.